# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRIO PETROLEUM CORP, CIK 0001898766
CUSIP: 89669L207
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 23823 Malibu Road, Suite 304, Malibu, California (CA), 90265
Date of event which requires filing of this statement: 12/16/2025
Filed by CIK 0001949700
Persons authorized to receive notices and communications: Robin A. Ross, 23823 Malibu Road, Suite 304, Malibu, California (CA), 90265, (661) 324-3911

## Reporting persons
- Robin A. Ross (CIK 0001949700): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 737,500; shared voting power 0; sole dispositive power 737,500; shared dispositive power 0; aggregate amount beneficially owned 737,500 (6% of the class)
  Comment: The percentage used herein is calculated based upon 12,300,752 shares of common stock outstanding as of January 16, 2026, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended October 31, 2025, filed with the Securities and Exchange Commission on January 20, 2026

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: TRIO PETROLEUM CORP
Address of issuer's principal executive offices: 23823 Malibu Road, Suite 304, Malibu, California (CA), 90265

## Item 2. Identity and Background
Name of person filing: This statement is filed by Robin A. Ross
Residence or business address: The address of the reporting person is 21823 Malibu Road, Suite 304, Malibu, CA 90265
Present principal occupation or employment: Chief Executive Officer and a Director of the Issuer
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities were issued to the reporting person, in connection with his service, pursuant to the Issuer's 2022 Equity Incentive Plan

## Item 4. Purpose of Transaction
Purpose of transaction: N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the reporting person, which information is incorporated herein by reference
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the reporting person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which information is incorporated herein by reference
Transactions in the class effected during the past sixty days: 37,500 shares of the reporting person's Common Stock were sold on January 14, 2026, pursuant to the provisions of the reporting person's 10b5-1 Sales Plan.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Robin A. Ross: /s/ Robin A. Ross, Robin A. Ross (01/20/2026)